                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                               Cytel Corporation
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  23282E 10 0
        _______________________________________________________________
                                (CUSIP Number)

                                Carmela Zammuto
                               G.D. Searle & Co.
                             5200 Old Orchard Road
                            Skokie, Illinois 60077
                                (847) 470-6968
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 27, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                               Page 1 of 7 Pages

-----------------------                                  ---------------------
 CUSIP NO. 23282E 10 0               13D                   PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    G.D. Searle & Co.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,742,222

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,742,222

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,742,222

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
 CUSIP NO. 23282E 10 0               13D                   PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Monsanto Company

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,742,222

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,742,222

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,742,222

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 7 Pages

ITEM 1.  SECURITY AND ISSUER
         -------------------

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Cytel Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3525 John Hopkins Court, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

Monsanto Company, a Delaware corporation ("Monsanto"), is filing this Amendment No. 1 to Schedule 13D on behalf of itself and G. D. Searle & Co., a Delaware corporation and wholly-owned subsidiary of Monsanto ("Searle"), subject to the Joint Filing Agreement referred to in the next sentence. As required by Rule 13d-1(k)(1), Exhibit 1 to the Schedule 13D, filed on September 26, 1997, contains the Joint Filing Agreement entered into by each of the persons filing this Joint Disclosure Statement on Schedule 13D.

Searle develops, produces and markets prescription pharmaceuticals. The address of the principal business and principal office of Searle is 5200 Old Orchard Road, Skokie, IL 60077.

Monsanto and its subsidiaries are engaged in the worldwide manufacture and sale of agricultural products, nutrition and consumer products, pharmaceuticals and other products. The address of the principal business and principal office of Monsanto is 800 North Lindbergh Blvd., St. Louis, MO 63167.

During the past five years, neither Searle nor Monsanto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

Searle purchased 2,000,000 Shares for $5,000,000 on September 18, 1997, was issued an additional 222,222 Shares for no additional consideration on December 4, 1997, and purchased 659,898 of the Issuer's Series B Preferred Stock, par value $.01 per share (the "Series B Shares"), which are convertible into 520,000 Shares, for $3,900,000 on February 27, 1998 (all of such Shares being referred to herein as the "Searle Shares"). The funds used by Searle to purchase the Searle Shares were loaned to Searle by Monsanto pursuant to an intercompany arrangement. Monsanto obtained such funds pursuant to a short-term financing facility.

ITEM  4.  PURPOSE OF TRANSACTION
          ----------------------

On September 18, 1997, Searle entered into a Stock Purchase Agreement (the "1997 Agreement") with the Issuer pursuant to which Searle acquired the first 2,000,000 Searle Shares for investment purposes for the amount of $5,000,000. Under certain circumstances, the Issuer was required to issue to Searle up to an additional 222,222 Shares without further consideration on or prior to December 31, 1997. Such additional Shares were issued to Searle on December 4, 1997.
The 1997 Agreement was filed as Exhibit 2 to the Schedule 13D filed on September 26, 1997.

Searle has acquired the Searle Shares as an investment as contemplated by a letter of intent dated September 5, 1997 expressing Searle's interest in establishing a collaborative alliance with the Issuer to enhance the value of its technology in the cancer treatment area. In addition to providing for Searle's investment in the Issuer made pursuant to the Agreement, such letter of intent (i) sets forth the non-binding expression of interest of Searle and the Issuer in negotiating definitive agreements that would provide for Searle to invest up to $10,000,000 in the equity of a subsidiary, Epimmune Inc. ("Epimmune"), that was formed by the Issuer to hold the Issuer's cancer treatment technology and (ii) provides that the definitive agreements will grant to Searle an exclusive, worldwide license (subject to limited exceptions) in the Issuer's intellectual property rights to make, have made, use and sell pharmaceutical products derived from the Issuer's cancer epitopes and use thereof in ex-vivo therapies. Subject to the foregoing, and the matters referred to below, Searle may, on an ongoing basis, evaluate various alternative courses of action including additional capital investments in the Issuer or the sale of all or a portion of its holdings in the Issuer in the open market or in privately negotiated transactions (subject to Rule 144 and its obligations under the Agreement described below).

                                                               Page 5 of 7 Pages

On February 27, 1998, Searle entered into a second Stock Purchase Agreement (the "1998 Agreement") with the Issuer pursuant to which Searle acquired on such date 659,898 Series B Shares for investment purposes for $3,900,000. The 1998 Agreement has been filed as Exhibit 2 hereto and the summary of portions thereof contained herein is qualified in its entirety by reference to the 1998 Agreement as filed. The Series B Shares are convertible at the option of the holder into Shares at a conversion price that is initially equal to $7.50 per Share, subject to certain conditions and subject to adjustment as provided in the 1998 Agreement. The Series B Shares may be converted into Shares from time to time and at any time after February 27, 2001, but the Series B Shares are entitled to vote at all times on an as-converted basis with the Shares as a single class (provided that the Series B Shares shall be entitled to no vote to the extent that, when combined with all other voting capital stock of the Issuer or Epimmune, such Series B Shares would entitle Searle to vote more than 19.4% of the outstanding common stock of Epimmune, assuming the conversion of all such shares of such capital stock into the common stock of Epimmune pursuant to the terms thereof).

Pursuant to the 1997 Agreement and the 1998 Agreement, Searle has agreed that, prior to December 31, 2000, it will not, nor will it permit any of its affiliates to, purchase or otherwise acquire or offer or agree to acquire, directly or indirectly, beneficial ownership of any additional equity securities of the Issuer (or rights or options to purchase such securities) in an amount that would cause Searle to own, on a fully diluted bases, more than 19% of the outstanding Shares of the Issuer, without the prior written consent of the Issuer. In addition, pursuant to the 1997 Agreement and the 1998 Agreement, Searle has agreed that during the period specified by the Issuer and an underwriter of Shares or other securities of the Issuer following the effective date of a Registration Statement of the Issuer filed under the Securities Act of 1933, as amended, (which period shall not exceed 120 days), to the extent requested by the Issuer and such underwriter, Searle shall not, nor will it permit any of its affiliates to, directly or indirectly, sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of any securities of the Issuer held by any of them during such period.

The 1998 Agreement contains provisions (which amend and restate similar provisions contained in the 1997 Agreement) granting Searle a right of first refusal to purchase its pro rata share of all Equity Securities, subject to certain exceptions, that the Issuer may, from time to time on or before September 17, 2002, propose to sell and issue. The term "Equity Securities" means (i) any common stock, preferred stock or other security of the Issuer,
(ii) any security convertible, with or without consideration, into any common stock, preferred stock or other security (including any option, warrant or other right to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any common stock, preferred stock or other security, or (iv) any such warrant or right. In the event that the Issuer issues Equity Securities not subject to such right of first refusal, the Agreement grants Searle the right, exercisable no more often than semi-annually, to purchase from the Issuer a number of Shares at then market value to permit Searle to maintain its percentage ownership interest in the Issuer.

In connection with the 1998 Agreement and pursuant to the letter of intent described above, Searle also entered into a series of related agreements with the Issuer and Epimmune. Pursuant to a Series B Stock Purchase Agreement, dated as of February 27, 1998, between Searle and Epimmune, Searle purchased 1,032,149 shares of Epimmune Series B Preferred Stock for $6,100,000. Such shares are convertible into shares of common stock of Epimmune automatically upon an initial public offering of Epimmune common stock and prior to such time at the option of the holder at the then applicable conversion price. In addition, on February 27, 1998, Searle entered into an Investor Rights Agreement and a Voting Agreement with Epimmune and the Issuer relating to the relative rights and obligations of the principal shareholders of Epimmune. On February 27, 1998, Searle and Epimmune entered into a License and Collaboration Agreement relating to the grant to Searle of the license, described above, of certain intellectual property rights of Epimmune.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

Searle may be deemed to be the beneficial owner of 2,742,222 Shares, directly owned by it, or approximately 8.4% of the Shares outstanding, although Searle holds 520,000 of such Shares as Series B Shares (which are convertible into Shares and vote with the Shares as a single class). Searle has the sole power to vote and the sole power to dispose of such Shares.

Monsanto, as the sole stockholder of Searle, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the 2,742,222 Shares beneficially owned by Searle, or approximately 8.4% of the Shares outstanding.

The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the number of Shares outstanding as of February 26, 1998, as stated by the Issuer in the 1998 Agreement.

                                                               Page 6 of 7 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

The following have been filed as Exhibits to this Amendment No. 1 to Schedule
13D:

     1. Joint Filing Agreement (incorporated by reference to Exhibit 1 to Statement on Schedule 13D, filed by G.D. Searle & Co. and Monsanto Company on September 26, 1997)
     2. Stock Purchase Agreement, dated as of February 27, 1998, between Cytel Corporation and G. D. Searle & Co.

                                                               Page 7 of 7 Pages

                                   SIGNATURES
                                  -----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.


Dated: March 9, 1998

                                    G. D. SEARLE & CO.


                                    By: /s/ Richard U. De Schutter
                                       ----------------------------
                                    Name: Richard U. De Schutter
                                    Title: Chairman and Chief Executive Officer


                                    MONSANTO COMPANY


                                    By: /s/ Philip Needleman
                                       ----------------------------
                                    Name: Philip Needleman
                                    Title: Senior Vice President